Exhibit 21.1

Subsidiaries of Cannabis Sativa, Inc.

Cannabis Sativa, Inc. owns 100% of the following subsidiaries:

Wild Earth Naturals, Inc., a Nevada corporation;

Eden Holdings LLC, a Virginia limited liability company;

Kubby Patent and Licenses, Limited Liability Company, a Texas limited liability company; and

Hi Brands International Inc., a Nevada corporation.